Exhibit 1

For Release

Compugen Chairman Presents Company Overview and Plans
for 2009 at Rodman & Renshaw Healthcare Conference

2009 Focus on Therapeutic Peptides, Antibody Drug Targets and Collaborations
Plans Include Approximately 30 Percent Reduction in Total Expenditures

Tel Aviv, Israel, November 12, 2008 – Speaking at the 10th Annual Rodman & Renshaw Healthcare Conference in New York City today at 11:35 a.m. EST, Compugen Chairman Mr. Martin Gerstel presented a company overview focusing on the Company’s predictive biology based platforms for drug and diagnostic discovery and key aspects of the company’s operating and financial plans for calendar year 2009.

Predictive Biology Based Discovery Platforms

In his presentation, Mr. Gerstel demonstrated the wide applicability and power of the Company’s in silico (i.e. by computer) prediction and selection discovery methodologies by highlighting the performance of three of the Company’s ten field-specific product candidate discovery platforms validated to date. These three discovery platforms are targeted at peptide therapeutics associated with GPCR (G protein-coupled receptors) drug targets, peptide therapeutics designed to block disease-associated protein conformations and monoclonal antibody drug targets.

Of the three platforms highlighted in his presentation, Mr. Gerstel described in most detail the components of the GPCR related platform since GPCRs are by far the largest family of known drug targets. GPCRs are membrane protein receptors that are involved in signal transduction of numerous physiological processes and at least 40 percent of drugs currently available are believed to act on them. Furthermore, newly-discovered GPCR modulating peptides have in the past shown a high probability of being successfully developed into new drugs. However, since discovery of novel GPCR peptide ligands has proven to be difficult by traditional experiment-based discovery methods, a substantial medical and commercial opportunity exists for new and more effective discovery methods.

Mr. Gerstel explained, “An initial research focus of Compugen was to obtain a deeper understanding at the molecular level of alternative splicing, which is the phenomena by which a number of different proteins can ultimately result from a single gene. This was one of the key proprietary scientific understandings that allowed us to create an in silico human transcriptome, which is a computer model that predicts all the transcripts that could be expressed by the human genome. Further research on understanding how transcripts become proteins then allowed our researchers to create a predicted model of the human proteome.”

Mr. Gerstel continued, “Peptides are formed through the cleavage, that is, cutting, of precursor proteins, and so the next step was to develop machine-learning algorithms that would predict unknown cleavage sites. Applying these predicted novel cleavage sites to our in silico and other available proteomes resulted in a predicted peptidome consisting of a very large number of predicted human peptides. Next, our researchers created additional machine-learning algorithms to select from this large number of predicted peptides, a much smaller number that were predicted to be the most likely ligands for GPCR receptors.”

“It is important to note that all of these steps – with each individual step modeling an extremely complicated biological phenomena – were done in silico without a single laboratory experiment other than to validate the results from the various steps. The peptides selected at the end of this process were thus the result of a prediction based on a prediction based on a prediction, etc.,” stated Mr. Gerstel. “It is also important,” he continued, “to note that each of these steps is a component capability that is now available for use in developing future discovery platforms. This provides us with tremendous leveraging capability for these future efforts, since with this constantly enlarging and improving ‘predictive models tool kit,’ in general, when we start developing a new platform, we can expect that at least 50 percent – usually more – of the required components for that new platform will already exist in our tool kit.”

Following this series of in silico prediction and selection steps incorporated in the GPCR peptide ligands platform, a subset of the resulting predicted novel peptides was then synthesized and screened in functional assays against a group of GPCRs. In these experiments, more than 15 of the predicted novel peptides demonstrated modulation of various GPCRs of clinical interest including some for which there are no known endogenous ligands. In addition, a number of these predicted peptides have already been further validated in currently ongoing initial in vivo testing.

“Those familiar with the expected results from currently available discovery methodologies for GPCR ligands will recognize this as an important achievement with tremendous medical and commercial potential,” stated Mr. Gerstel. “Based on these impressive results we have entered into a collaboration with Merck & Co and are currently in discussions with other potential partners.”

Mr. Gerstel completed his overview of the Company’s discovery capabilities by briefly describing the other two highlighted platforms which are targeted at peptide therapeutics designed to block disease associated protein conformations and monoclonal antibody drug targets. “It is my belief that the initial results from these three platforms, and from the other seven platforms validated to date, confirm that Compugen’s long-term investment in obtaining deeper understandings of life at the molecular level have now resulted in the ability to pioneer on a very broad front a paradigm shift in drug and diagnostic research – and in agbio research through our daughter company Evogene – from experimentally-based product candidate discovery to in silico prediction and selection followed by experimental validation,” concluded Mr. Gerstel.

Operational and Financial Plans for 2009

With respect to the Company’s plans for 2009, Mr. Gerstel stated, “Compugen intends to focus its internal R&D activities primarily on therapeutic peptides and monoclonal antibody drug targets. In its biomarker and other programs, particularly in view of the current financial situation, the Company intends to give priority to those activities pursued in collaboration with other companies. The net impact of these and related decisions will be a staff reduction and an approximate 30 percent reduction in expenditures. For calendar year 2009, Compugen is anticipating a net cash usage of approximately $8 million.”

Currently with products in the peptide therapeutics field achieving revenues of more than $30 billion, the field is of significant interest to the biopharmaceutical industry and has been a focus of Compugen’s efforts for the past few years. In addition to the GPCR peptide ligand platform discussed above, the Company has disclosed the development and validation of its Viral Peptides and DAC Peptide Blockers discovery platforms. “Since each of these three peptide therapeutics discovery platforms relies on a fundamentally different methodology, together they provide the Company with an exceptional discovery capability in this important and rapidly growing field,” said Mr. Gerstel.

Mr. Gerstel further explained that during 2009 the Company intends to focus a larger percentage of its discovery efforts on its ten existing discovery platforms, and plans to reduce the number of new discovery platforms in development, but maintaining in development at least one new platform in the peptide therapeutics field. In addition, the Company intends to outsource certain non-strategic and generally available activities, such as protein production, and is implementing further across the board belt-tightening measures that do not negatively impact any of the Company’s discovery capabilities or its ability to develop new platforms.

With respect to its planned commercialization activities during 2009, Mr. Gerstel noted that in addition to its increasing level of discussions relating to collaborations for the development and commercialization of its existing and new product candidates, it intends to explore various types of broader strategic industry relationships. “With our inventory of ten validated product candidate discovery platforms addressing key unmet needs in the drug and diagnostic markets, and the core capability to systematically approach other discovery needs, we feel we are now well positioned to enter into broader collaborations that will more fully leverage these capabilities and offer unique advantages to both Compugen and its partners,” said Mr. Gerstel.

About Compugen
Compugen is a leading drug and diagnostic product candidate discovery company. Unlike traditional high throughput trial and error experimental based discovery, Compugen’s discovery efforts are based on in-silico (by computer) prediction and selection utilizing a growing number of field focused proprietary discovery platforms accurately modeling biological processes at the molecular level. The resulting product candidates are then validated through in vitro and in vivo experimental studies and out-licensed for further development and commercialization under various forms of revenue sharing agreements. Compugen’s current collaborations include Biosite, Medarex, Inc., Merck & Co., Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, Siemens Healthcare Diagnostics, Inc., and Teva Pharmaceutical Industries. In 2002, Compugen established an affiliate, Evogene Ltd. www.evogene.com (TASE: EVGN.TA), to utilize certain of the Company’s in-silico predictive discovery capabilities in agricultural biotechnology. For additional information about Compugen, please visit the Company’s corporate Web site at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may,” “expects,” “anticipates,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:
Marjie Hadad
Global Media Liaison
Compugen Ltd.
Email: marjie@cgen.com
Tel: +972-54-536-5220

U.S. contacts:
Investors:	Media:
John Quirk	Arash Khurana
Porter Novelli Life Sciences	Porter Novelli Life Sciences
Email: jquirk@pnlifesciences.com	Email: arash.khurana@porternovelli.com
Tel: (212) 601-8296	Tel: (212) 601-8290